UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 001-25509

                           NOTIFICATION OF LATE FILING


(Check One):  |X|Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR


For Period Ended:  June 30, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                ----------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  First Federal Bankshares, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 329 Pierce Street City, State and Zip Code: Sioux City, Iowa 51102

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant is currently engaged in the deregistration process as its principal operating subsidiary was placed into receivership by its primary federal regulator on September 4, 2009. As a result, the registrant has experienced significant delays in the preparation and review of the financial and other information for its annual report on Form 10-K report for the year ended June 30, 2009 (the "Form 10-K"), and was not able to finalize the Form 10-K for filing by the prescribed due date without unreasonable effort or expense. The registrant requires additional time to complete the preparation of its financial statements, as well as to have the report reviewed by its accountants and attorneys. The registrant does not expect that the Form 10-K will be completed within fifteen days following the prescribed due date, but intends to file the Form 10-K as soon as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Barry E. Backhaus, CEO                   (712)                    271-6111
------------------------------------ ----------------         -----------------
(Name)                                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
|X| Yes [ ] No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes |X| No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         First Federal Bankshares, Inc.
                         ------------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2009          By:   /s/ Barry E. Backhaus
                                         -------------------------------------
                                         Barry E. Backhaus
                                         President and Chief Executive Officer